Exhibit 99.1

News Release	GRACO INC. P.O. Box 1441 Minneapolis, MN 55440-1441 NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 24, 2013	Financial Contact: James A. Graner (612) 623-6635 Media Contact: Bryce Hallowell (612) 623-6679

Graco Reports Record Quarterly Sales and Earnings

MINNEAPOLIS, MN (July 24, 2013) - Graco Inc. (NYSE: GGG) today announced results for the quarter and six months ended June 28, 2013.

Summary

$ in millions except per share amounts

	Thirteen Weeks Ended			Twenty-six Weeks Ended
	Jun 28,	Jun 29,	%	Jun 28,	Jun 29,	%
	2013	2012	Change	2013	2012	Change

Net Sales	$286.0	$268.2	7%	$555.1	$502.3	11%
Net Earnings	57.8	34.4	68%	110.0	69.7	58%
Diluted Net Earnings per Common Share	$0.92	$0.56	64%	$1.76	$1.13	56%

—	Contractor segment sales drove the 7 percent sales increase for the quarter.

—	Year-to-date sales increased 11 percent, driven by a 6 percentage point increase from the first quarter impact of the April 2012 acquisition of the Powder Finishing operations and strong Contractor segment sales.

—	Gross margin rates remained strong at 55 1⁄2 percent for the quarter and year-to-date, up from 52 percent for the second quarter last year, which included non-recurring inventory charges related to the acquisition of Powder Finishing.

—	All segments generated double-digit percentage growth in operating earnings for the quarter.

—	Operating expenses included acquisition and divestiture costs of $1 million, a decrease from the prior year of $7 million for the quarter and $10 million year-to-date.

—	Other expense (income) included dividend income of $11 million for the quarter and $15 million for the year-to-date, up from $4 million for the quarter and year-to-date last year, received from the Liquid Finishing businesses held as a cost-method investment.

—	Changes in currency translation rates did not have a significant effect on operating results.

—	Cash flow from operations remained strong, with $91 million applied to reduction of long-term debt since the end of 2012.

“Thanks to the great efforts and dedication of our employees and distributors around the world, Graco achieved new quarterly records in the second quarter for both sales and earnings,” said Patrick J. McHale, Graco’s President and Chief Executive Officer. “Sales grew at a double-digit pace in the Americas, driven by 28 percent growth in our Contractor segment, which benefitted from an initial stocking of expanded product offerings in the home center channel and the ongoing recovery in the U.S. housing market. The Industrial segment in the Americas returned to growth in the second quarter, reflecting an increase in demand that was broad based throughout product categories. Macroeconomic conditions remained a headwind in the second quarter for regions outside of the Americas, however. In EMEA, sales grew slightly in the second quarter, aided by channel expansion in our Lubrication segment and stronger demand for Contractor segment products in emerging markets. In our Asia Pacific region, sales declined 6 percent in the second quarter, reflecting ongoing weakness in mining and general industrial applications.”

More . . .

Page 2 GRACO

Consolidated Results

Sales for the quarter increased 7 percent, including increases of 14 percent in the Americas and 2 percent in EMEA. Sales decreased 6 percent in Asia Pacific. Year-to-date sales increased 11 percent, including increases of 12 percent in the Americas, 13 percent in EMEA and 4 percent in Asia Pacific. The first quarter impact of the Powder Finishing operations acquired in April 2012 contributed approximately 6 percentage points of the total year-to-date growth and accounted for all of the growth in EMEA and Asia Pacific.

Gross profit margin, expressed as a percentage of sales, was 55 1⁄2 percent for both the quarter and year-to date, up from 52 percent and 54 percent for the quarter and year-to-date last year, respectively. Non-recurring purchase accounting effects totaling $7 million related to inventory reduced last year’s gross margin rate by approximately 3 percentage points for the quarter and 1 1⁄2 points year-to-date.

Total operating expenses for the quarter decreased by $4 million, including a $7 million drop in acquisition and divestiture costs. Year-to-date operating expenses were $1 million higher than last year, with higher expenses from acquired operations and other volume-related increases mostly offset by a $10 million decrease in acquisition and divestiture costs.

Other expense (income) included dividends of $11 million for the quarter and $15 million year-to-date received from the Liquid Finishing businesses that are held separate from the Company’s other businesses. The Company received the first of such dividends in the second quarter of 2012, in the amount of $4 million.

The effective income tax rate of 29 percent for the quarter and the year-to-date rate of 28 percent were lower than the comparable periods last year. This year’s rate includes the impact of the federal R&D credit that was renewed in the first quarter, effective retroactive to the beginning of 2012. There was no R&D credit recognized in 2012. The effective rate in 2013 also reflects the effect of higher after-tax dividend income received from the Liquid Finishing businesses held separate.

Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks			Twenty-six Weeks
	Industrial	Contractor	Lubrication	Industrial	Contractor	Lubrication

Net sales (in millions)	$ 159.7	$ 98.5	$ 27.9	$ 323.8	$ 176.1	$ 55.1
Percentage change from last year
Sales	1%	20%	(0)%	11%	14%	(1)%
Operating earnings	19%	36%	20%	17%	34%	1%
Operating earnings as a percentage of net sales
2013	32%	25%	24%	33%	23%	21%
2012	27%	22%	20%	31%	20%	21%

More . . .

Page 3 GRACO

Industrial segment sales for the quarter increased 1 percent, with a 7 percent increase in the Americas mostly offset by a decrease in Asia Pacific. Year-to-date sales increased 11 percent, with 10 percentage points of the increase from Powder Finishing operations acquired in April 2012. Operating margin rate for the Industrial segment improved compared to last year, which included the effects of purchase accounting related to inventory that reduced the rate for the second quarter of 2012 by approximately 4 percentage points.

Contractor segment sales for the quarter increased 20 percent, including increases of 28 percent in the Americas, 5 percent in EMEA and 2 percent in Asia Pacific. Year-to-date sales were up 14 percent, driven by increases in the Americas. Higher sales volume, improved gross margin rate and expense leverage led to higher operating margin rates in the Contractor segment.

Lubrication segment sales were flat for the quarter and down 1 percent year-to-date. Increases in the Americas and EMEA were offset by a decrease in Asia Pacific, where several large industrial lubrication transactions in 2012 were not repeated in 2013. Improved manufacturing performance and limited spending increases led to higher operating margin rates in this segment.

Acquisition in 2012

On April 2, 2012, the Company completed the purchase of the finishing businesses of Illinois Tool Works Inc. The acquisition included Powder Finishing and Liquid Finishing equipment operations, technologies and brands. Results of the Powder Finishing business have been included in the Industrial segment since the date of acquisition.

Pursuant to a March 2012 order, the Liquid Finishing businesses were to be held separate from the rest of Graco’s businesses while the United States Federal Trade Commission (“FTC”) considered a settlement with Graco and determined which portions of the Liquid Finishing business Graco must divest.

In May 2012, the FTC issued a proposed decision and order which requires Graco to sell the Liquid Finishing business assets, including certain business activities related to the development, manufacture, and sale of products under the Binks®, DeVilbiss®, Ransburg® and BGK® brand names, no later than 180 days from the date the order becomes final. The FTC has not yet issued its final decision and order.

The Company has retained the services of an investment bank to help it market the Liquid Finishing businesses and identify potential buyers. While it seeks a buyer, Graco must continue to hold the Liquid Finishing business assets separate from its other businesses and maintain them as viable and competitive.

The Company does not control the Liquid Finishing businesses, nor is it able to exert influence over those businesses. Consequently, the Company’s investment in the shares of the Liquid Finishing businesses has been reflected as a cost-method investment, and its financial results have not been consolidated with those of the Company. Income is recognized based on dividends received from current earnings and is included in other income.

The Liquid Finishing businesses generated sales of $71 million and EBITDA of $16 million in the second quarter.

More . . .

Page 4 GRACO

Outlook

“We are well positioned for the remainder of the year and believe that our strategies will deliver full-year sales growth in every region,” said McHale. “While macroeconomic conditions in EMEA and Asia Pacific aren’t expected to improve, comparables to the prior year are somewhat easier in these regions in the second half of 2013. When combined with our strategic initiatives, we continue to expect modest full-year growth from the EMEA and Asia Pacific regions. In the U.S., the continued housing recovery should result in a sustained tailwind.”

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, our Form 10-Qs and Form 8-Ks, and other disclosures, including our 2012 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: changes in laws and regulations; economic conditions in the United States and other major world economies; whether we are able to locate, complete and effectively integrate acquisitions; whether we are able to effectively and timely complete a divestiture of the acquired Liquid Finishing businesses, which has not been completed and remains subject to FTC approval; risks incident to conducting business internationally, including currency fluctuations and political instability; supply interruptions or delays; the ability to meet our customers’ needs, and changes in product demand; new entrants who copy our products or infringe on our intellectual property; results of and costs associated with, litigation, administrative proceedings and regulatory reviews incident to our business; compliance with anti-corruption laws; the possibility of decline in purchases from few large customers of the Contractor segment; fluctuations in new construction and remodeling activity; natural disasters; and security breaches. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2012 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com/ir and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

More . . .

Page 5 GRACO

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 25, 2013, at 11:00 a.m. ET, to discuss Graco’s second quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com/ir. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2:00 p.m. ET on July 25, 2013, by dialing 800-406-7325, Conference ID #4627991, if calling within the U.S. or Canada. The dial-in number for international participants is 303-590-3030, with the same Conference ID #. The replay by telephone will be available through July 28, 2013.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and coating materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com/ir.

More . . .

Page 6 GRACO

GRACO INC. AND SUBSIDIARIES

Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
(in thousands, except per share amounts)	Jun 28,	Jun 29,	Jun 28,	Jun 29,
	2013	2012	2013	2012
Net Sales	$286,020	$268,184	$555,066	$502,306
Cost of products sold	127,281	128,654	245,683	230,597

Gross Profit	158,739	139,530	309,383	271,709
Product development	12,467	12,502	24,888	24,140
Selling, marketing and distribution	44,556	42,547	87,910	80,573
General and administrative	26,499	32,006	49,871	56,552

Operating Earnings	75,217	52,475	146,714	110,444
Interest expense	4,625	5,359	9,387	9,048
Other expense (income), net	(10,851)	(3,236)	(15,246)	(2,937)

Earnings Before Income Taxes	81,443	50,352	152,573	104,333
Income taxes	23,600	16,000	42,600	34,600

Net Earnings	$57,843	$34,352	$109,973	$69,733

Net Earnings per Common Share
Basic	$0.94	$0.57	$1.80	$1.16
Diluted	$0.92	$0.56	$1.76	$1.13
Weighted Average Number of Shares
Basic	61,371	60,484	61,166	60,268
Diluted	62,841	61,803	62,624	61,571

Segment Information (Unaudited)
	Thirteen Weeks Ended		Twenty-six Weeks Ended
	Jun 28,	Jun 29,	Jun 28,	Jun 29,
	2013	2012	2013	2012
Net Sales
Industrial	$159,671	$158,220	$323,846	$292,323
Contractor	98,498	82,106	176,126	154,092
Lubrication	27,851	27,858	55,094	55,891

Total	$286,020	$268,184	$555,066	$502,306

Operating Earnings
Industrial	$51,530	$43,171	$106,749	$91,484
Contractor	24,479	17,965	40,911	30,504
Lubrication	6,647	5,543	11,788	11,632
Unallocated corporate (expense)	(7,439)	(14,204)	(12,734)	(23,176)

Total	$75,217	$52,475	$146,714	$110,444

All figures are subject to audit and adjustment at the end of the fiscal year.

The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com/ir.

# # #